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                               February 9, 2021

       Anthony D'Adamio, Esq.
       Senior Vice President and General Counsel
       Bioventus Inc.
       4721 Emperor Boulevard, Suite 400
       Durham, North Carolina 27703

                                                        Re: Bioventus Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 4,
2021
                                                            File No. 333-252238

       Dear Mr. D'Adamio:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed February 4, 2021

       Recent Developments
       Investment and Potential Acquisition, page 6

   1. We note the disclosure added to page 6 regarding a convertible debt investment of $1.5 million related to a
potential acquisition transaction, the consideration for which could total up to $100
million. Please revise your disclosure to provide the name of the Target or tell us why you do
not believe the identity of the Target is material at this time. Also, please revise your
disclosure to provide more specifics about the nature of the Target's business.
       Consolidated Financial Statements, page F-1

   2. Please clarify for us how the financial statement periods included in your registration
 Anthony D'Adamio, Esq.
Bioventus Inc.
February 9, 2021
Page 2
      statement are consistent. In this regard, it appears that you have selected December 31 as your fiscal year-end; however, your interim financial statements appear to be based on a specific day of the week (i.e., last Saturday in September). If you have adopted a 52-53 week calendar year, your fiscal year-end would vary each year based on the specific day of the week chosen. Conversely, if you have adopted a calendar year fiscal-year, your interim periods should be consistent with the last day of the quarter (i.e., March 31, June
      30, September 30th). Please advise and revise your financial statements accordingly.
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameAnthony D'Adamio, Esq.
                                                            Division of
Corporation Finance
Comapany NameBioventus Inc.
                                                            Office of Life
Sciences
February 9, 2021 Page 2
cc:       Wesley C. Holmes, Esq.
FirstName LastName